

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 29, 2007

Stephen Kempenich
Chief Executive Officer
Purchase Point Corporation
6950 Central Highway
Fairfield, New Jersey 08109

Re: Purchase Point Media Corporation
        Revised Preliminary Information Statement
        Filed November 30, 2007
        File No. 0-25385

Dear Mr. Kempenich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please paginate all future filings made with the Commission.

2. We note your response to comment one of our letter dated May 31, 2007. As previously requested, please disclose the names of the shareholders who approved the amendments to the articles of incorporation by written consent, the percentage of shares held by each consenting shareholder and their relationship with the company, if any.

3. Upon review of the Share Exchange and Acquisition Agreement with Power Sports Factory, Inc., it appears that the reverse stock split was a condition to the acquisition of

Power Sports Factory. Further, we note that the company did not have a sufficient number of shares available for issuance upon conversion of the Series B preferred stock when it issued the preferred stock to complete the acquisition. As a result, please revise your information statement to include complete disclosure about the transaction, the registrant and Power Sports Factory as required by Item 14 of Schedule 14A. Please refer to Note A of Schedule 14A via Item 1 of Schedule 14C. Please note the following, which are examples only:

- Provide all of the information with respect to the registrant in accordance with Item 14(c)(1). In this regard, it does not appear that you are eligible to incorporate this information by reference. See Item 14(e) for instructions.
- Include detailed business and MD&A disclosure with respect to Power Sports Factory pursuant to Item 14(c)(2), as well as the other information listed under Part C of Form S-4.
- Provide a detailed description of the background of the transaction, including all material contacts and negotiations between the registrant and Power Sports Factory and its affiliates, as well as a thorough discussion of the board's reasons for agreeing to the transaction.

4. We note your response to comment two of our letter dated May 31, 2007, that the company's Last Word subsidiary intends to file a Form 10 in connection with the proposed spin-off. Please provide us with your analysis as to why your subsidiary will not be required to file a Securities Act registration statement in connection with the distribution of shares in the spin-off. Specifically address how it will meet the conditions set forth in Staff Legal Bulletin No. 4 (September 16, 1997).

Principal Shareholders and Security Ownership of Management

5. As requested in comment seven of our letter dated May 31, 2007, please revise to identify the natural person or persons who exercise the sole or shared voting and/or dispositive power with respect to the shares held by Amtel Communications, Inc. (i.e., Mr. Albert Folsom, as suggested in your response letter) and Folsom Family Holdings.

6. Please include a table illustrating the beneficial ownership of your common stock after completion of the reverse stock split and the issuance of shares upon conversion of the Series B preferred stock.

Amendments to our Company's Certificate of Incorporation

7. Please revise your disclosure regarding the reverse stock split to address the following items:
- clarify the reasons for the reverse split, including a clear discussion of how it relates to the acquisition of Power Sports Factory;
- disclose how you will treat fractional shares in the reverse stock split; and

- since the reverse stock split will result in approximately 72,109,043 shares of common stock available for you to issue following the conversion of the Series B preferred stock, disclose how you anticipate using the available authorized shares and indicate whether you presently have any plans, proposals or arrangements to issue the shares.

8. Discuss the significant dilution and reduction in voting power that your current shareholders will experience following the issuance of shares upon conversion of the Series B preferred stock.

* * * * *

Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C.

Please direct any questions to Paul Fischer at (202) 551-3415 or to me at (202) 551-3810.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Michael Paige, Esq.
        Via facsimile: 202-457-1678